

Mail Stop 3561

September 8, 2017

<u>Via E-mail</u>
Aurora Fiorin
President
Soldino Group Corp
Via Busco, 4, Spresiano, Treviso
31027 Italy

> **Re:** **Soldino Group Corp**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 31, 2017**
> **File No. 333-218733**

Dear Ms. Fiorin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2017 letter.

<u>General</u>

1. We note your response to comment 1. Please update the disclosure throughout the registration statement to include the nearest practicable date. For example, the disclosure still states on page 6 that the shares outstanding prior to the offering is as of February 21, 2017.

2. We reissue prior comment 3 in part. We continue to note the risk factor on page 9 that continues to reflect the company's ability to change the use of proceeds. The company may reserve the right to change the use of proceeds, provided that the reservation is due to certain contingencies that are discussed specifically and the alternatives to the use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. You have not

discussed specifically the contingencies and alternatives to the use. Please revise to provide the specific contingencies where the use of proceeds would change and the alternatives to the use in that event, or remove the references.

You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Benjamin L. Bunker, Esq.
     The Bunker Law Group, PLLC